Mail Stop 0408


								October 27, 2006






David K. Johnson
President and Chief Executive Officer
WSB Financial Group, Inc.
607 Pacific Avenue
Bremerton, Washington 98337


Re: 	WSB Financial Group, Inc.
      Amendment Number One to Registration Statement on Form S-1
      File No. 333-137038
      Filed October 11, 2006



Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



WSB Financial Group, Inc., page 1
1. As we requested in comment 6 of our letter to you dated
September
27, 2006, please revise this section as follows:
* revise the first paragraph to supplement your disclosure of net loans to disclose the percentage of your net loans that are related to real estate and that all of the real estate is located in West Puget Sound area of Washington State;
* disclose the percentage of shares that will be beneficially owned
by directors and executive officers and the effective control that they will have over the company; and
* revise the third paragraph to disclose the total growth from
2001
to 2006 or the growth each year rather than the compound annual growth rate.

2. Please disclose that an independent valuation of your shares as of
July 31, 2006, determined that the value of each share was $13.15. Disclose that this valuation was conducted in connection with a stock split in August 2006 that increased the number of shares owned by the shareholders at that time by 5.1 per share. If this value differs from the offering price, please explain the reasons for the difference in valuation.

3. Please provide an overview of your loan portfolio including the fact that 54 percent of your loans are interest only and that most of these are for construction and land development in your local area.

4. Thank you for providing the information we requested in comment
6
of our letter to you dated September 27, 2006. Please provide us with a copy of the CRA Performance Evaluation.


Risk Factors, page 8
5. We note your response, on pages 9 and 10, to comment 10 of our letter to you dated September 27, 2006. Please revise the risk factor addressing the risk from almost all of your loans being real estate related as follows:
* revise in the caption, the characterization of your loans to real estate as "a large percentage` to state that over 93 percent of your loans are for construction and development projects and for residential and commercial real estate;
* discuss the fact that the a downturn in the real estate market would increase delinquencies, defaults and foreclosures on loans;
* as we requested, discuss the risk that many of your loans, particularly the 52 percent of your loans that are construction and development loans, may default and require foreclosure if there is a significant decline in the real estate market and/or an increase in interest rates; and
* discuss the risks of your lack of diversification of your loan portfolio in that almost all of your loans are in real estate and all are concentrated in your local area and that therefore a downturn in the local real estate market could have severe consequences for both your ability to make a profit and your financial viability.

6. We note your response, on pages 9 and 10, to comment 10 of our letter to you dated September 27, 2006. Please revise the risk factor addressing the risk from more than half of your loans being for real estate construction and development as follows:
* revise in the caption, the characterization of your loans to real estate construction and development projects "a significant percentage` to state that over half of your loans are for these purposes;
* disclose that all of these loans relate to real estate in the west
Puget sound area; and
* discuss the extent to which these loans are not traditional and therefore carry higher risks of default.

7. We note your response, on page 11, to comment 11 of our letter to you dated September 27, 2006. Please discuss the risks of your lack of geographical diversification if for instance there is a downturn in the local economy or in the real estate market.

8. We note the risk factor on page 11 relating to managing your growth. Please discuss the risks associated with not maintaining effective controls, including controls on extending credit, making adequate allowances for losses and compliance with regulatory accounting requirements, as you grow.

9. We note your response, on page 12, to comment 12 of our letter to you dated September 27, 2006. Please revise as follows:
* revise the caption to state that the FDIC found that you committed violations of various banking laws and the FDIC penalized you and required that your board enter into the MOU;
* clarify, on the seventh line, that the FDIC imposed the penalties on you for violations that they characterized as "significant" and repeated; and
* clarify in the eighth line that the FDIC required your Board enter into the MOU to correct both the violations of law and the deficiencies in internal controls.

10. We note your response, on pages 13, to comment 13 of our letter to you dated September 27, 2006. Please revise to disclose the following:
* the percentage of your loans that are non traditional loans such as interest only loans and payment option ARMS;
* disclose the extent to which your loans are prime or subprime;
and
* the particular risks, type and magnitude, to you associated with these loans given recent increases in interest rates and possible additional increases as well as declines in values of homes. Please revise the caption to more accurately reflect the risks described in the text.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 22

Overview, page 22
11. We note your response, on page 22, to comments 18 and 19 of our letter to you dated September 27, 2006. Please revise the third paragraph as follows:
* revise the fourth sentence regarding building permits to disclose that it declined by 8.8 percent and your statement regarding sales activity to disclose that it declined by 2.4 percent compared to the second quarter of 2005; and
* disclose, before the last sentence, that the FDIC report on Washington state (which you quote from extensively) states that "recent declines in permit and sales activity [in Washington state] point to slower residential construction activity in the months ahead with possible adverse implications for overall job growth and the demand for construction financing."

12. As we requested in comment 20 of our letter to you dated September 27, 2006, please revise your statement in the second sentence of the third paragraph that you "provide a variety of loans to our customers" to reflect that almost all your loans are for the purchase and development of real estate.

13. We note your response, in the first paragraph on page 23, to comments 18 and 19 of our letter to you dated September 27, 2006. Please discuss how the recent increase in interest rates could affect you given that over half of your loans are ARMs. Discuss the various types of non traditional loans you have issued and the percentage of your loan portfolio for each. Provide analysis of how each type of loan will be affected by recent increases in interest rates and decreases in real estate values including the effect on your interest income and defaults.

14. We note your response, in the third and fourth paragraph on page
23, to comment 19 of our letter to you dated September 27, 2006. As we requested, please include in this section analysis of the anticipated impact of the costs of being a public company including estimate of those costs and the extent that they will affect you.


Regulatory Compliance, page 27
15. Please revise the caption of this section to reflect the fact that you were not in compliance with laws and regulations and that the FDIC found in 2006 that you had committed numerous violations of the law for which you were penalized and found numerous deficiencies in your internal controls.

16. Please revise the first paragraph as follows:
* revise the first sentence to disclose that you committed violations of various banking laws that the FDIC characterized as "significant violations" and required that you pay a penalty for the violations and required that your board enter into the MOU;
* disclose that these violations included your submitting to the Federal Reserve Board what the FDIC characterized as a "high level of inaccurate data" relating to your loans;
* disclose that you failed to cure these violations despite their being repeatedly cited by the FDIC in their examination reports; and
* revise the last sentence to replace the word "deficiencies" with the word "violations."

17. Please describe the findings by the Federal Deposit Insurance
Corporation in January 2006 that you suffer from the following problems:
* weak oversight of the compliance function;
* lack of adequate compliance procedures;
* deficient compliance training;
* insufficient monitoring procedures for all regulations; and
* weak audit program.

18. Please revise the second paragraph as follows:
* revise the first sentence to describe in detail, using bullet points, each of the seven provisions of the agreement with the FDIC noting that each of the provisions requires your Board of Directors to take action; and
* revise your description of the reports to state that your Board of
Directors is required to submit such reports.


Concentrations, page 42
19. We note your response, on page 42, to comment 22 of our letter to you dated September 27, 2006. Please revise your statement that "loans within this concentration have no more than normal risk of collectability" to reflect the risks inherent in interest only loans.
Moreover, address the risks to you that over half of your loans are interest only during a period of rising interest rates and declining real estate values.


Director Compensation, page 79
20. We note your response, on pages 82, to comment 27 of our letter
to you dated September 27, 2006.   As we requested, please
explain,
in this section, why you paid the directors with stock in 2006 for services they rendered as early as 2003. Please disclose the nature and source of the valuation.


Recent Sales of Unregistered Securities, page II-1
21. We note your response, on page II-2, to comment 29 of our letter to you dated September 27, 2006. Please disclose the respective value per share calculated on a post stock split basis. Please clarify whether you issued the stock to the directors each year or in the aggregate in July 2006.













      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Margaret Fitzgerald at (202) 551-3556 or
Kevin
L. Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491
with
any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. Thomas A. Sterken, Esquire
Keller Rohrback, L.L.P.
Suite 3200
1201 Third Avenue
Seattle, Washington 98101




David K. Johnson
WSB Financial Group, Inc.
October 27, 2006
Page 1